            T 212.218.2142

            F 212.307.5598

            JNOstrager@Venable.com

September 27, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attention:	Kate Beukenkamp
Mara Ransom

Re:	ZeroFox Holdings, Inc.
Registration Statement on Form S-1
Filed August 31, 2022
File No. 333-267200

Ladies and Gentlemen:

On behalf of our client, ZeroFox Holdings, Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission in its comment letter dated September 15, 2022 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 (“Registration Statement”). In response to the Comment Letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto.

Registration Statement on Form S-1 filed August 31, 2022

Cover Page

1.

We note your disclosure that “[t]he shares of Common Stock being offered for resale pursuant to this prospectus by the Selling Securityholders represent approximately 82.8% of the outstanding shares of Common Stock as of August 26, 2022...” Please revise to disclose the amount of shares being registered as a percentage of your total public float.

U.S. Securities and Exchange Commission

September 27, 2022

Response: In response to the Staff’s comment, the Company has revised its disclosures on the cover page and pages 1, 47 and 124 of the Amended Registration Statement.

Prospectus Summary, page 1

2.

Please revise your discussion here to highlight the fact that several of your shareholders are beneficial owners of a significant percentage of your outstanding shares (include quantification and percentage) and will generally be able to sell all of their shares (as indicated in the Selling Securityholders table) at the same time that this registration statement is available for use. Please describe here the impact that such continuous sales may have on the market price of your Common Stock. We note your risk factor entitled “Sales of our Common Stock, or the perception of such sales, by us or the Selling Securityholders...” on page 46.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 1 and 47 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 124

3.

We note your disclosure on the cover page that “[i]f the market price of our Common Stock is less than $11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants.” As applicable, please describe how this impacts your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand. We note your disclosure on page 124 regarding existing cash on hand and anticipated cash requirements for the next 12 months.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 123 of the Amended Registration Statement.

We hope that the foregoing and the Company’s revised disclosures have been responsive to the Staff’s comments. Should you have any questions or comments relating to this letter, kindly contact the undersigned at 212-218-2142.

Very truly yours,

/s/ Jeffrey N. Ostrager
Jeffrey N. Ostrager

cc:	Thomas P. FitzGerald, ZeroFox Holdings, Inc.
Timothy S. Bender, ZeroFox Holdings, Inc.